Exhibit (a)(1)(x)

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL

CNPJ/MF 02.558.124/0001-12

Press Release

Embratel announces results of tender offer for shares of Net Serviços de Comunicação S.A. and commencement of the period for the exercise of the shareholder put right

Rio de Janeiro, Brazil, October 8, 2010 – Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) announces that the tender offer for preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”) of Net Serviços de Comunicação S.A. (“Net”) expired on October 6, 2010, at 10:00 a.m., New York City time, for holders of Preferred Shares represented by ADSs, and at 5:00 p.m., New York City time, for holders of Preferred Shares held directly. The auction on the BM&FBOVESPA — Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”) took place at 2:00 p.m., New York City time, on October 7, 2010.

A total of 143,853,436 Preferred Shares, equivalent to 63.0% of the outstanding Preferred Shares and 72.9% of the outstanding Preferred Shares held by public shareholders, as defined under Brazilian regulations, were tendered into the offer. All Preferred Shares, including Preferred Shares represented by ADSs, that were validly tendered at the offer price and not withdrawn have been accepted for payment in accordance with the terms of the offer and applicable law. Settlement of the auction is expected to take place on October 13, 2010 and payment to tendering holders of ADSs that have been accepted for purchase in the offer is expected to be made by the receiving agent on or about October 15, 2010. Upon settlement, the combined ownership of the Preferred Shares by Embratel and its parent Embratel Participações S.A. (“Embrapar”) will increase to 75.8% of the outstanding Preferred Shares.

Following the auction for the tender offer on October 7, 2010 a sufficient number of Preferred Shares to give rise to a shareholder put right have been tendered into the offer. The period for exercising the shareholder put right, which will be treated as a subsequent offering period for U.S. regulatory purposes, will begin on October 13, 2010 and will expire on January 13, 2011. The procedure for the shareholder put right will be announced promptly. The consideration offered in the subsequent offering period will be R$23.00 per Preferred Share, including Preferred Shares represented by ADSs, plus an adjustment by the Brazilian Taxa Referencial-TR from October 13, 2010 to the date of payment and net of certain fees and expenses set forth in the Offer to Purchase. Holders will not be able to withdraw shares tendered in the subsequent offering period.

About Embratel

Embratel is a wholly owned subsidiary of Embrapar. For more information on Embratel and Embrapar, please visit www.embratel.com.br.

Contact

Questions on the tender offer or the shareholder put right and requests for assistance may be directed to D.F. King & Co., Inc., the information agent in connection with the offer:

D.F. King & Co., Inc.

48 Wall Street New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 859-8508

Email: netservicos@dfking.com